Mail Stop 0309

							March 14, 2005


Leon E. Roday, Esq.
Senior Vice President, General Counsel and Secretary
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia  23230

Re:	Genworth Financial, Inc.
	Registration Statement on Form S-1
	File Number 333-123156

Dear Mr. Roday:

      This is to advise you that we had limited our review of the above referenced registration statement filed on March 7, 2005 to certain comments we issued verbally to Company`s counsel regarding the Plan of Distribution section. Upon reviewing Amendment No. 1 to the above referenced registration statement on Form S-1 filed on March 14, 2005, please note that we will not be conducting any further review of this registration statement.

      All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song Brandon at (202) 942-2831, Suzanne
Hayes,
Legal Branch Chief at (202) 942-1789 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	David S. Lefkowitz, Esq.
	Boris Dolgonos, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York  10153


??

??

??

??




1